U.S. SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                     FORM 3

            INITIAL STATEMENT OF BENEFICIAL OWNERSHIP OF SECURITIES

    Filed pursuant to Section 16(a) of the Securities Exchange Act of 1934,
       Section 17(a) of the Public Utility Holding Company Act of 1935 or
               Section 30(f) of the Investment Company Act of 1940


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1. Name and Address of Reporting Person*

    Johnson & Johnson
    One Johnson & Johnson Plaza
    New Brunswick, New Jersey 08933

    ET/FM Acquisition Corp.
    c/o Johnson & Johnson
    One Johnson & Johnson Plaza
    New Brunswick, New Jersey 08933

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2. Date of Event Requiring Statement (Month/Day/Year)

   10/3/98

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3. IRS or Social Security Number of Reporting Person, if an entity (voluntary)

   22-1024240
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4. Issuer Name and Ticker or Trading Symbol

   FemRx, Inc. (FMRX)
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5. Relationship of Reporting Person to Issuer
   (Check all applicable)

   [   ]   Director                             [ x ]   10% Owner
   [   ]   Officer (give title below)           [   ]   Other (specify below)

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6. If Amendment, Date of Original (Month/Day/Year)


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7. Individual or Joint/Group Filing  (Check Applicable Line)

   [   ] Form filed by One Reporting Person
   [ x ] Form filed by More than One Reporting Person

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             Table I -- Non-Derivative Securities Beneficially Owned
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

                                                                 3. Ownership Form:
                                      2. Amount of Securities       Direct (D) or
1. Title of Security                     Beneficially Owned         Indirect (I)       4. Nature of Indirect Beneficial Ownership
   (Instr. 4)                            (Instr. 4)                 (Instr. 5)            (Instr.5)
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

 Common Stock, par value $.001 per share     5,179,858                    I                  See note 1 on attached page.

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

Reminder: Report on a separate line for each class of securities beneficially owned directly or indirectly.

*    If the Form is filed by more than one Reporting Person, see Instruction
     5(b)(v)

              Table II -- Derivative Securities Beneficially Owned (e.g., puts, calls, warrants, options, convertible securities)

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
                                                                                                        5. Owner-
                                                    3. Title and Amount of Securities                      ship
                                                       Underlying Derivative Security                      Form of
                         2. Date Exercisable           (Instr. 4)                                          Derivative
                            and Expiration Date     ---------------------------------    4. Conver-        Security:
                            (Month/Day/Year)                                 Amount         sion or        Direct      6. Nature of
                         ----------------------                              or             Exercise       (D) or         Indirect
                         Date         Expira-                                Number         Price of       Indirect       Beneficial
1. Title of Derivative   Exer-        tion                                   of             Derivative     (I)            Ownership
   Security (Instr. 4)   cisable      Date            Title                  Shares         Security       (Instr.5)      (Instr. 5)
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

Options to Purchase      See note 2  See note 2      Common Stock, par      235,000         $2.9375         I            See note 1
Common Stock, par        on attached on attached     value $.001 per                                                     on attached
value $.001 per share    page.       page.           share                                                               page.
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**Intentional misstatements or omissions of facts constitute Federal Criminal Violations.
  See 18 U.S.C. 1001 and 15 U.S.C. 78ff(a).

                                                                   /s/ Peter S. Galloway                 10/12/98
                                                                   -----------------------------         --------
                                                            **     Signature of Reporting Person           Date
                                                                   Johnson & Johnson
                                                                   By:     Peter S. Galloway
Note:  File three copies of this Form, one of which                Title:  Secretary
       must be manually signed.  If space is sufficient,
       See Instruction 6 for procedure.
Potential persons who are to respond to the collection
of information contained in this form are not
required to respond unless the form displays a currently           /s/ Philip P. Crowley                 10/12/98
valid OMB Number.                                                  -----------------------------         --------
                                                                   Signature of Reporting Person           Date
                                                                   ET/FM Acquisition Corp.
                                                                   By:     Philip P. Crowley
                                                                   Title:  Vice President



                          Explanation of Responses


          1. On October 3, 1998, in connection with the proposed merger (the "Merger") of ET/FM Acquisition Corp. (the "Purchaser"), a wholly owned subsidiary of Johnson & Johnson ("Parent"), with and into FemRx, Inc. (the "Company"), the Purchaser and Parent have entered into Stockholder Agreements (the "Stockholder Agreements") with certain stockholders (the "Stockholders") of the Company. The Stockholders beneficially own 5,414,858 shares of common stock, par value $.001 per share, of the Company (the "Shares"), including 235,000 Shares issuable upon the exercise of options, or approximately 59.1% of the Shares outstanding as of September 30, 1998, based on a representation of the Company in the Agreement and Plan of Merger dated as of October 3, 1998, among Parent, the Purchaser and the Company (the "Merger Agreement"). Under the Stockholder Agreements, the Stockholders have agreed with Parent and the Purchaser to tender to the Purchaser, pursuant to the Purchaser's tender offer (the "Offer") for all the outstanding Shares, or sell to the Purchaser immediately following the Offer, in each case, at a price of $2.35 per Share, all the Shares owned by the Stockholders. In addition, any Shares that any such Stockholder may subsequently acquire (by exercise of stock options or otherwise) automatically become subject to the provisions of the Stockholder Agreements. If the Purchaser accepts for payment and pays for any Shares tendered under the Offer, the Purchaser must purchase the Shares subject to the Stockholder Agreements immediately following the Offer (unless all the Shares subject to the Stockholder Agreements have been tendered by the Stockholders and accepted for payment by the Purchaser under the Offer). Pursuant to the Stockholder Agreements, each Stockholder has also delivered a proxy to the Purchaser to vote, or grant a consent or approval in respect of, the Shares subject to the Stockholder Agreements against any transaction with a third party other than the transactions contemplated by the Offer and the Merger.

          2. Under the Merger Agreement, the options will vest and become exercisable five business days prior to the earliest date on which the Purchaser can purchase any Shares pursuant to the Offer (contingent upon such purchase) and, if not exercised, will be canceled concurrently with (and contingent upon) the consummation of the Offer.